Exhibit 4.10

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Cresco Labs Inc. (the “Company”)

2500 Park Place, 666 Burrard Street

Vancouver, British Columbia

V6C 2X8 Canada

Item 2.	Date of Material Change

March 18, 2021

Item 3.	News Release

A news release (attached as Exhibit A hereto) with respect to the material change was disseminated by the Company on March 18, 2021 through Business Wire and subsequently filed under the Company’s profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Change

On March 18, 2021, the Company entered into a definitive agreement to acquire 100% of the outstanding equity interests in Cultivate Licensing LLC and BL Real Estate LLC (collectively, “Cultivate”), a vertically integrated Massachusetts operator, for upfront consideration equal to US$90 million plus an earnout of up to US$68 million. The acquisition of Cultivate is expected to close in the fourth quarter of 2021.

Item 5.1	Full Description of Material Change

See attached news release.

Item 5.2.	Disclosure of Restructuring Arrangements

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

John Schetz, General Counsel

Phone: (312) 929-0993

Email: john.schetz@crescolabs.com

Item 9.	Date of Report

March 29, 2021

EXHIBIT “A”

See attached.

CRESCO LABS TO GAIN LEADERSHIP POSITION IN MASSACHUSETTS THROUGH ACQUISITION OF CULTIVATE

Upon completion of planned expansions, combined operations will include 100,000 sq. ft. of active canopy, 3 adult-use dispensaries and 3 medical dispensaries, the maximum allowed for cultivation and retail within the state

CHICAGO – March 18th, 2021 — Cresco Labs (CSE:CL) (OTCQX:CRLBF) (“Cresco Labs” or “the Company”), one of the largest vertically integrated, multistate cannabis operators in the United States, today announced the execution of a definitive agreement to acquire 100% of the outstanding equity interests in Cultivate Licensing LLC and BL Real Estate LLC (collectively, “Cultivate”), a vertically integrated Massachusetts operator, for upfront consideration equal to US$90 million plus an earnout of up to US$68 million (the “Transaction”). The Transaction is expected to close in the fourth quarter of 2021.

“At the precipice of a transformational moment in U.S. cannabis, now is the time to further our leadership in the country’s largest and most important markets. Through this acquisition, Cresco Labs will immediately vault to a top 3 share position in Massachusetts, the third $1B+ cannabis market where we’ve achieved this status,” said Charles Bachtell, CEO of Cresco Labs.

“We continue to demonstrate our ability to execute operationally and make accretive investments to accelerate growth. Cultivate has been a trailblazer and an operational standout since the early days of the Massachusetts market. Like us, the Cultivate team is focused on growing premium flower, offering a full suite of branded products, delivering the best customer experience at retail, and elevating the cannabis industry to a new level of professionalism and social responsibility.” Mr. Bachtell continued, “This will also mark the fourth state in which we operate the maximum number of retail stores. Once again, we look forward to executing our playbook and demonstrating the growth and leverage that can be achieved by going deeper in strategic states. At a period of industry inflection, we are cementing our leadership in a deliberate manner as the most important company in cannabis.”

Cultivate Highlights:

•	Approximately 42,000 sq. ft. of flowering canopy.

•	Planned indoor expansion of approximately 20,000 sq. ft. of additional flowering canopy.

•	Premium flower and edibles offerings in addition to concentrates and medicinals across well known, owned brands.

•	Two operational dispensaries in Leicester and Framingham.

•	Third dispensary in Worcester, estimated to be opened in Q2 2021.

Massachusetts Market Highlights:

•	15th most populous state in the U.S. with 6.9 million people[1].

•	Nearly $1bn in total retail sales in 2020, including robust expansion of medical program and despite 6 weeks of lost sales due to COVID-19 restrictions on the adult-use market

•	$83.4M in adult use sales for the 4 weeks ending 3/7/21 – the largest 4 week total to date

•	Second-highest per-gram pricing within U.S. adult-use markets

•	Strong margin profile achievable through vertical integration and emphasis on wholesale.

•	Supply constrained market and largest adult use market in the North East.

Terms

The maximum consideration amount for the Transaction is One Hundred Fifty-Eight Million Dollars (US$158,000,000) (the “Purchase Price”), representing an implied EV/2021 EBITDA multiple of 4.0x to 4.5x dependent on earnout milestones achieved. The Transaction will be completed on a cash-free, debt-free basis with a mutually agreed upon normalized target level of working capital.

A portion of the Purchase Price would be payable upon closing of the Transaction, subject to the adjustments and lock-up agreements contained in the definitive agreement, and will be comprised of:

•	Fifteen Million Dollars (US$15,000,000) in cash (the “Cash Amount”); and

•

Shares of Cresco (“Cresco Shares”) having an aggregate value equal to Seventy-Five Million Dollars (US$75,000,000) based on the volume-weighted average closing price of Cresco Shares reported on the Canadian Securities Exchange for the ten (10) consecutive trading day period ending on the trading day immediately preceding the date of execution of the definitive agreement.

The remaining portion of the Purchase Price shall be structured as an earnout based on the achievement of certain EBITDA target thresholds in 2021, up to Sixty-Eight Million Dollars (US$68,000,000). An amount equal to approximately 12.5% of any earnout payments earned by seller shall be paid in cash. The remaining portion of any earned earnout payments shall be satisfied via issuance of Cresco Shares.

Approximately 68% of the Cresco Shares to be issued to seller upon the closing of the Transaction or upon achievement of the earnout, if any, will be subject to the following lock-up restrictions: such Cresco Shares shall be released in three (3) equal installments beginning with 1/3rd of the Cresco Shares released on each of the following dates: (i) four (4) months following the closing date or the end of the earnout period, as applicable; (ii) eight (8) months following the closing date or the end of the earnout period, as applicable; and (iii) twelve (12) months following the closing date or the end of the earnout period, as applicable.

The Transaction is subject to, among other things, the approval and receipt of all required CSE, regulatory and court approvals, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act.

About Cresco Labs

Cresco Labs is one of the largest vertically integrated, multistate cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer-packaged goods (“CPG”) approach, Cresco Labs is the largest wholesaler of branded cannabis products in the U.S. Its brands are designed to meet the needs of all consumer segments and comprised of some of the most recognized and trusted brands including Cresco, Remedi, High Supply, Cresco Reserve, Good News, Wonder Wellness, FloraCal Farms and Mindy’s Chef Led Artisanal Edibles created by James Beard Award- winning chef Mindy Segal. Sunnyside, Cresco Labs’ national dispensary brand, is a wellness-focused retailer created to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry. Learn more about Cresco Labs at CrescoLabs.com.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” or “continue” or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the company’s Annual Information Form dated April 28, 2020 and other documents filed by the Company with Canadian securities regulatory authorities; the timing and completion of the Transaction and the acquisition of all of the issued and outstanding equity of Cultivate, the timing and anticipated receipt of required regulatory, court and shareholder approvals for the Transaction and other customary closing conditions; the anticipated benefits of the Transaction, including the corporate, operational and financial benefits, the Company’s strategic plans and expansion and expectations regarding the growth of the Massachusetts cannabis market; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Contacts

Media:

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

Investors:

Jake Graves, Cresco Labs

Manager, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com